Management discussion and analysis of financial
condition and results of operations for the
three and nine month periods ended March 31, 2024

INTRODUCTION

As used in this Management Discussion and Analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Sangoma”, “we”, “us”, or “our” refer to Sangoma Technologies Corporation, together with our subsidiaries, on a consolidated basis as constituted on March 31, 2024. The MD&A is for the three and nine month periods ended March 31, 2024 as compared to the same periods in the previous year. This MD&A should be read in conjunction with Sangoma’s unaudited interim consolidated financial statements for the three and nine month periods ended March 31, 2024 and Sangoma’s audited annual consolidated financial statements and related notes for the year ended June 30, 2023 (“Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”). All amounts are in thousands of United States dollars except where otherwise indicated.

Additional information about us, including copies of our continuous disclosure materials, is available on our website at www.sangoma.com, through the EDGAR website at www.sec.gov or through the SEDAR+ website at www.sedarplus.ca.

This MD&A is dated as of May 8, 2024.

NON-IFRS MEASURES

This MD&A contains references to certain non-IFRS financial measures such as Adjusted EBITDA and Adjusted Cash Flow. Non-IFRS financial measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Non-IFRS financial measures used herein have been applied on a consistent basis. “Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment and change in fair value of consideration payable. Adjusted EBITDA is a measure used by many investors to compare issuers. “Adjusted Cash Flow” means net cash flows from operating activities as defined by IFRS less the capitalized development costs that Sangoma amortized during the period, plus interest expense (net), restructuring and business integration costs. We believe that Adjusted EBITDA and Adjusted Cash Flow are useful supplemental information as they provide an indication of the results generated by the Company's main business activities before taking into consideration how they are financed, taxed, depreciated or amortized. Investors are cautioned that non-IFRS financial measures, such as those presented herein, should not be construed as an alternative to net income or cash flow determined in accordance with IFRS. The reconciliation of the closest IFRS measure to each non-IFRS measure is set out on pages 17, and 19 herein.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes.

Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, statements relating to expected inventory levels, statements relating to future lease and interest payments, , statements concerning estimates of expected expenditures, statements relating to expected future production and cash flows, and other statements which are not historical facts. When used in this document, the words such as “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, risks and uncertainties associated with changes in exchange rate between the Canadian dollar and other currencies (in particular the United States’ (“US”) dollar), changes in technology, changes in the business climate, changes to macroeconomic conditions, including (i) inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions, including any increases in interest rates, and (ii) the effects of adverse developments at financial institutions, including bank failures, that impact general sentiment regarding the stability and liquidity of banks, and the resulting impact on the stability of the global financial markets at large, risks related to the COVID-19 (coronavirus) pandemic and any resurgence thereof, our ability to identify and remediate material weaknesses and significant deficiencies in our internal controls, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as hereinafter defined), impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022, Israel’s declaration of war on Hamas and the current armed conflict in Israel and the Gaza Strip (and in each case, associated changes in global trade policies and economic sanctions), and the other risk factors described in our most recently filed Annual Information Form for the fiscal year ended June 30, 2023.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by law.

OVERVIEW

Sangoma’s products and services are used by leading companies throughout the world and in leading UC, PBX, IVR, contact center, carrier networks, and data communication applications worldwide. Sangoma’s portfolio of products also enable service providers, carriers, enterprises, SMBs, and OEMs alike to leverage their existing infrastructure for maximum financial return, while still delivering the most advanced applications and services from the latest technologies available. Please refer to the Glossary of Terms for detailed definitions of terms used throughout this MD&A.

Communications as a Service (CaaS) Portfolio

Sangoma is a trusted leader in delivering value-based Communications as a Service solutions for businesses of all sizes. The value-based communications segment includes small businesses to large enterprises who are looking for all the advantages of cloud-based communications at a fair price. Sangoma’s current Communications as a Service offerings are typically offered with monthly, yearly, or multi-year contracts and include:

Unified Communications as a Service (“UCcaS”)
Trunking as a Service (“TaaS”)
Contact Center as a Service (“CCaaS”)
Communications Platform as a Service (“CPaaS”)
Video Meetings as a Service (“MaaS”)
Collaboration as a Service (“Collab aaS”)

Unified Communications as a Service (UCaaS)

Sangoma’s UC solutions are business communication systems (PBX’s with advanced UC features, such as presence/chat, conferencing, mobility, fax, and more) that can be deployed on-premise or hosted in the Cloud, allowing businesses to select the best option for their needs. Unified Communication systems, because of their mobility features such as having the business phone number ring on an app on your smartphone and/or desktop and instant messaging capability, enable remote work and work from home much more efficiently. Sangoma’s Unified Communication solutions fully integrate with our phones, soft clients, and network interoperability products to provide a fully interoperable solution from a single vendor.

Cloud-Based Business Phone Solution

Sangoma offers its customers full-scale cloud-based Unified Communications solutions. With Sangoma, businesses can get contact center, mobility, softphone, call control, and productivity features included for every user at a reasonable price. Sangoma’s hosted phone service delivers the customer experience businesses demand at an affordable price point. Customers can also choose pre-provisioned phones that customers simply plug into their network.

On-Premise Business Phone Solution

Sangoma also offers the more traditional on-premise UC phone system, for businesses still wanting to deploy their business phone system on premise. Whether deployed on a dedicated appliance or in the customer’s virtual environment, Sangoma provides the power and connectivity necessary.

IP Deskphones, Headsets and UC Clients: Sangoma provides desktop and softphone collaboration clients that integrate seamlessly with our UC solution offerings and deliver UC features (presence, contacts, chat, calling, audio and video conferencing, etc.) from a single application, on any device, at any location.

IP Deskphones: Sangoma offers a full line of phones that work with both our cloud and on-premise systems that are perfect for every user type, from casual to call center to managers and executives.

Sangoma’s product line includes entry-level, mid-range, and executive-level phones. All models include HD Voice and plug-and-play deployment. Sangoma’s range of IP phones are customized to seamlessly integrate with all of our UC Systems and provide zero touch installation, simplified system management, and instant access to a wide range of features.

Headsets: Sangoma also offers headsets that either work in conjunction with the desktop phones (by plugging into the phone) or work in conjunction to our desktop soft client (by plugging directly into the computer). These headsets enable roaming of up to 325 feet from the phone or desk computer.

UC Clients and Softphones: Unified Communication Clients (or softphones) are used to make or receive phone calls with your business phone number and can be used as your main phone or as an extension of your desk phone. They are available as an app on your smartphone or computer. These UC clients have enabled employees to work remote seamlessly by enabling phone calls to customers and other employees as if they were in a physical office. Sangoma offers UC clients with all of our Unified Communication / Business phone system product lines.

Trunking as a Service (TaaS)

SIP trunks deliver Internet-based telephony services to businesses using their existing internet connection, eliminating the need for separate traditional PSTN or digital telecom connections. SIP trunking is fast becoming the technology of choice to interconnect an IP PBX system to a telephone company. The main drivers are cost efficiencies (over fixed lines such as ISDN or analog lines from incumbent telcos) and end-to-end UC features/transparency. Cost efficiencies are realized because SIP trunking uses already-available broadband connections at customer premises. Sangoma offers both retail and wholesale SIP Trunking which allows our customers to choose the service that best meets their needs. Either service offers DIDs and number porting.

Retail SIP Trunking

Retail SIP trunking offers predictable monthly expenses with pricing based per trunk. SIPStation, Sangoma’s retail SIP trunking service, is seamlessly integrated into our various UC platforms, making it easy to get up and running. It also includes an integrated fax service option, enabling a business to send and receive faxes from a web interface or from a local fax machine. Typically, small to mid-sized businesses and enterprises would utilize this type of service.

Wholesale SIP Trunking

Sangoma’s wholesale SIP trunking offer is now available following the acquisition of VoIP Innovations. Pricing for wholesale SIP trunking is usage-based but with a larger monthly minimum commitment. This includes origination, termination, SMS/MMS, e911, and fraud mitigation. Typically, very large businesses or service providers who resell SIP trunks would utilize this type of service.

Fax as a Service

Faxing remains an important communications tool, yet VoIP networks are sometimes unable to send faxes reliably because fax standards are based on very specific timing that can be interrupted in VoIP systems, especially where there is substantial latency. Sangoma’s FoIP service, FaxStation, is a hosted service to remedy this problem, available with our TaaS. It features a telecom appliance with up to four analog connections for fax machines and operates in concert with Sangoma’s fax server data center to encrypt and package the fax communication to make it fail-safe. This is particularly useful for small businesses that rely on fax communications but also for industries with challenging network conditions, such as mining, oil rigs, and ship-to-shore over satellite.

Contact Center as a Service (CCaaS)

Contact Center as a Service (CCaaS) is our cloud-based contact center, or customer experience, offering. It provides robust contact center capabilities running in various ways: either standalone, in conjunction with our other cloud services (such as UCaaS), or integrated “inside” our UCaaS product in a simplified version. This latter solution is intended for ‘departmental’ type usage, by companies that are not pure-play contact centers, but that might have a department such as customer service or technical support that operate inside that company almost like a mini contact center.

Communications Platform as a Service (CPaaS)

Communications Platform as a Service (CPaaS) allows developers to easily build services and applications using real-time communication features, such as voice, video, chat, and SMS, via the cloud. Our platform enables Sangoma, our integrator/developer partners, and advanced customers to build new communications services based on voice, rest APIs, WebRTC, and SMS. When running an application on a CPaaS platform, performance is critical. To ensure peak performance, Sangoma offers its own SIP trunking service, providing optimized connectivity in addition to easy access to phone numbers. Sangoma also sells a series of ‘applications’ (or Apps) based upon our CPaaS product that customers can purchase.

Video Meetings as a Service (MaaS)

Sangoma Meet is our video meetings, cloud-based service accessible from any device, be it desktop or mobile. It enables file sharing on screen so collaboration with co-workers is enhanced, integrates seamlessly with your calendar, and enables PSTN phone calls. Sangoma Meet is available in free and chargeable tiers.

Collaboration as a Service (Collab aaS)

Collaboration as a Service (Collab aaS) is Sangoma’s cloud-based offering for enabling people to work together more productively. This service is called TeamHub. It allows users to interact using any of the various forms of communications, including chatting, calling, and video. TeamHub integrates Sangoma’s softphone client software applications (desktop and mobile) and is designed to allow communications to start in one mode (such as chat), and move through different modes very elegantly, in effect ‘upgrading’

that mode of communications to a voice call in real time, and/or upgrading that voice call to a video meeting.

MSP Portfolio

Sangoma’s cloud-based Managed Service Provider (“MSP”) offerings deliver mission critical communication services that businesses need and complement our full line of Communications as a Service solutions. The MSP product line is built upon a tightly integrated, enterprise grade, and end-to-end managed network, which is all supported by an expert 24/7 network engineering team. The current MSP offering includes three primary services:

Managed Security: Sangoma provides a cloud-based service, sometimes called Unified Threat Management (“UTM”), whereby the customers network, including voice and data traffic, are secured by intrusion prevention and detection capabilities. The network security service helps protect customers against attacks and data losses from spam, viruses, ransomware, botnets, etc.

Managed SD-WAN: Sangoma offers a cloud-based software-defined approach to managing a customers wide area network. The SD-WAN service enables network redundancy through the ability to manage multiple internet connections from multiple providers, which is seen as one seamless connection for the customer. If one connection fails, the customer does not lose connectivity and has uninterrupted uptime. The service also provides traffic shaping whereby certain types of traffic can be given priority or forced in priority.

Managed Access: Sangoma also provides a robust broadband connectivity solution, including network monitoring, analytics, backup, and a fully PCI-compliant offering for payment card and credit card transactions. Additionally, our Managed Access solution integrates with Managed Security and Managed SD-WAN services, delivering unique capabilities such as secure, end-to-end peering connections to critical destinations (such as Public Cloud sites like AWS and Azure) and Quality of Service commitments.

Network Interconnection Products

In addition to the CaaS and MSP offerings described above, Sangoma also offers network interconnection products. These products connect different types of networks together, such as VoIP networks to PSTN networks, or VoIP networks to mobile networks or different types of VoIP networks.

Session Border Controllers (SBCs)

Anytime two VoIP networks interconnect, issues of security and interoperability arise. SBCs can manage these issues, including provider-to-provider connections, provider-to-enterprise connections, and enterprise-to-enterprise connections. Sangoma’s SBCs are available as hardware appliances, as software-only solutions running on a virtual machine in hosted environments, or as a hybrid of both. The hybrid solution is unique to Sangoma and provides all the flexibility expected from virtual machine capability coupled with the scalability that is found in hardware-based solutions. Sangoma’s SBCs have broad interoperability certifications.

VoIP Gateways

VoIP gateways are needed any time voice traffic moves from a VoIP network to a traditional PSTN telephone network. As the traffic traverses these networks, there are issues that need to be resolved regarding both the media (the sound of the caller’s voice) and the signaling (the method used to control the media traveling over that connection).

In a service provider or carrier network, much larger gateways perform these same tasks. In addition, there are signaling protocols that are only used when carrier networks communicate with other carrier networks that are not included in the enterprise product line.

All Sangoma’s gateways have broad interoperability certifications.

PSTN Interface and Media Processing Boards

Sangoma’s complete line of boards connect and interface to the PSTN. Even though IP networks are growing and quickly becoming the standard, the PSTN still exists, and new communication solutions often need to connect to the PSTN. These boards are primarily used by communications solution developers in PC/Server based telecommunications systems that connect to the PSTN. They perform a very similar task to VoIP gateways, but are installed inside the server rather than being stand-alone devices. By providing customers with the option of using a PSTN interface board or a VoIP gateway, Sangoma maximizes flexibility based on installation requirements, particularly when space and power are at a premium. They may also be used in harsh conditions that require ruggedized servers.

Open-Source Software Products

Asterisk and FreePBX

Sangoma is the primary developer and sponsor of the Asterisk project, the world’s most widely used open-source communications software, and the FreePBX project, the world’s most widely used open-source PBX software.

Sangoma also offers revenue-generating products and services, beyond the open-source Asterisk or FreePBX software, to users of these open-source software projects. The types of products and services Sangoma offers includes software add-ons to Asterisk or FreePBX, IP phones, SIP trunking, cloud-based fax, training, technical support, maintenance, PSTN cards, VoIP gateways, session border controllers, and commercial/hardened versions of the PBX/UC software.

OVERALL PERFORMANCE

Operational

Sangoma is a trusted leader in delivering cloud-based CaaS and MSP solutions for businesses of all sizes. Customers include companies from small/medium businesses (SMB’s) right up to large enterprises who are looking for all the advantages of cloud-based communications and managed network services at a fair price. In addition to those cloud-based Services, Sangoma also has a broad suite of Products to complement its Services.

Enterprises, SMBs and carriers in over 150 countries rely on Sangoma’s technology as part of their mission-critical infrastructures. Through a worldwide network of distribution partners, Sangoma delivers high-quality services and products, some of which carry the industry’s first lifetime warranty.

Sangoma has always been operated and managed as a single economic entity. There is one management team that directs the activities of all aspects of the Company and it is managed globally by our executive team. As a result, we believe that we have one reporting segment, being the consolidated Company. Over time, this may change as the Company grows and when this occurs, we will reflect the change in our reporting practice.

Revenue

Sangoma generates revenue from both Services and Products. Our Services revenue is generated primarily from customers entering recurring revenue agreements. Product revenues are comprised of the sale of products and services that generate non-recurring revenue.

Innovation

As a technology company, Sangoma is continuously working on a large number of projects across its broad portfolio of existing products and services. While the Company has introduced several new additions to its portfolio over the last few years, the majority of the Company’s investment in Research and Development (“R&D”) is dedicated to sustaining, improving on and enhancing its broad portfolio of existing products and services. Sangoma believes that innovation is essential to a technology company’s future. The Company also believes that R&D investment is necessary in order to address the needs of the Company’s wide-ranging group of customers (which include business of all sizes including service providers, enterprises, small-medium sized businesses, and original equipment manufacturers) in over 150 countries, to keep pace with technology developments in the cloud communications industry, to meaningfully compete in that industry, and to achieve and maintain market acceptance.

The Company focuses on creating and introducing products to the market as soon as commercially practical and, thereafter, focuses on enhancements to further improve its products. Such product introductions enable the Company to validate product acceptance to some degree, and to get products to market efficiently to start generating revenue. Furthermore, the Company focuses on keeping its product development costs for new projects under control in a number of ways, including by reusing its existing code base where applicable and by leveraging open-source software.

Sangoma continues to invest in R&D to develop new products and to improve existing offerings with spending on R&D increasing each year.

Sales and marketing

R&D is important, but without Sales and Marketing, customers can be too unaware of the advancements that Sangoma has made in innovation. So, Sangoma continues to increase its investment in both Sales and in Marketing, to promote awareness of the Company, to communicate the critical shift from single products to full solutions to cloud, and to drive customer acquisition.

Sales

Sangoma uses a dual sales path ‘go to market’ approach: direct sales to some of our largest customers and indirect distribution to most of our other clients.

•Direct Sales is typically used for selling to ‘service providers’, OEMs and large enterprise type businesses.

Service Providers is a broad category of customers that included telcos, ISPs, ITSPs, wireless/mobile operators, MSPs, UCaaS operators, etc. These types of organizations are customers and potential customers for Sangoma.

OEM partners are companies that ‘design in’ Sangoma products as a component of their solutions. OEM customers tend to be committed participants in their given markets and have longer-term focus. It is important to reach these potential customers in the early days of any project to secure ‘design wins’ and to have sales and marketing programs that will ensure close collaboration during product and sales development cycles.

Enterprise customers are the classic ‘larger’ companies who buy products or services for their own use. This type of customer has similar ‘use cases’ to a SMB type customer but is large enough that some prefer to do business directly with Sangoma, the Company often wants a direct relationship with them as well, and they are buying enough for Sangoma to cost effectively service them directly.

•Indirect Sales: In most cases, Sangoma uses the indirect or channel model. We value the ‘multiplier effect’ of a channel model (i.e., one of our salespeople sells to dozens of partners who sell to hundreds/thousands of customers), the more ‘local nature’ of a channel partner who is often based quite near to their end customers, and the more cost-effective structure of indirect distribution in a typical sales cycle. In such cases, Sangoma utilizes this indirect distribution model to reach the full breadth of customers, often based upon a two-tier Channel model:

The ‘upper tier’ of the indirect model is typically made up of Distributors or Master Agents, who normally sell not to the end customer, but to the ‘second tier’ of the channel. Master Agents are now sometimes called Technology Service Brokers or Telecom Solution Distributors. This upper tier of the channel tends to be larger organizations and cover broader geographic regions.

The ‘second tier’ of the indirect model is normally made up of Resellers and Agents. Distributors typically sell to resellers, and Master Agents typically sell to Agents. The Resellers and Agents then sell to end users (with some performing other ancillary services such as installation and/or support).

The second tier tend to be smaller organizations (though not always) and are usually more ‘local’ in nature.
Sangoma has parts of its sales team that focus on Direct customers, whereas the majority focuses on the Channel. In the Channel, partners require frequent attention to keep Sangoma ‘on their mind’ in a crowded product marketplace. Therefore, a portion of the Channel sales team services the distributors and master agents as the upper tier of the channel, while a different part of the team focuses on the resellers/agents. Finally, Sangoma has professional sales teams across all our key geographic regions as well.

Marketing

Sangoma also continues to increase its efforts in marketing. The Company has assembled corporate marketing programs with two key objectives in mind:

•to promote the Sangoma brand and positioning, which included conveying the message about the Company’s full solutions and its Cloud-First approach.

•leads generation as one of the front-end steps in customer acquisition.

Sangoma is now using various marketing techniques typical of technology firms to accomplish those two objectives. This includes participation in tradeshows, speaking at selected industry events, attending specialized seminars run by Sangoma’s distribution channel and other partners, investing in electronic marketing strategies (e.g., web presence, social media and blogging, online advertising, search engine campaigns, etc.), conducting lead generation campaigns via email/social media/etc., webinars, creating thought leadership pieces, PR, etc.

In addition to the overall corporate messaging, in support of the above two objectives, Sangoma has developed a comprehensive set of channel promotion programs, aimed at the Company’s indirect partners described above, both distributors/master agents as well as resellers/agents. The Company seeks to attract new channel partners and to grow the business with existing partners. Sangoma has implemented several incentive programs to reward its channel partners for performance and behaviours that Sangoma believes will grow revenues.

RESULTS OF OPERATIONS

All amounts are in thousands of United States dollars except where otherwise indicated.

SUMMARY

The following table outlines our unaudited condensed consolidated interim statements of loss and comprehensive loss for the periods indicated:

	Three month periods ended March 31,				Nine month periods ended March 31,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Revenue	61,046	62,764	(1,718)	(3)%	186,350	188,850	(2,500)	(1)%
Cost of sales	18,046	18,340	(294)	(2)%	55,336	58,300	(2,964)	(5)%
Gross profit	43,000	44,424	(1,424)	(3)%	131,014	130,550	464	—%
Expenses
Sales and marketing	13,653	14,990	(1,337)	(9)%	44,822	46,251	(1,429)	(3)%
Research and development	10,189	9,497	692	7%	29,509	28,153	1,356	5%
General and administration	10,652	10,309	343	3%	32,978	31,901	1,077	3%
Amortization of intangible assets	8,251	8,572	(321)	(4)%	24,974	25,727	(753)	(3)%
Interest expense (net)	1,718	1,666	52	3%	5,175	4,876	299	6%
Restructuring and business integration costs	—	2,188	(2,188)	(100)%	1,491	2,595	(1,104)	(43)%
Loss (gain) on change in fair value of consideration payable	—	(1,854)	1,854	(100)%	202	(3,785)	3,987	(105)%

Loss before income tax	(1,463)	(944)	(519)	55%	(8,137)	(5,168)	(2,969)	57%
Provision for income taxes
Current	1,135	730	405	55%	1,799	1,515	284	19%
Deferred	(1,330)	(989)	(341)	34%	(2,985)	(1,287)	(1,698)	132%
Net loss	(1,268)	(685)	(583)	85%	(6,951)	(5,396)	(1,555)	29%
Other comprehensive income (loss)
Items to be reclassified to net income (loss)
Change in fair value of interest rate swaps, net of tax	39	(357)	396	(111)%	(535)	292	(827)	(283)%
Comprehensive loss	(1,229)	(1,042)	(187)	18%	(7,486)	(5,104)	(2,382)	47%
Loss per share
Basic and diluted	$(0.04)	$(0.02)	$(0.02)	74%	$(0.21)	$(0.17)	$(0.04)	24%
Weighted average shares outstanding (thousands)
Basic and diluted	33,157	31,115	2,042	7%	33,249	31,866	1,383	4%

REVIEW OF OPERATIONS

Revenue

	Three month periods ended March 31,				Nine month periods ended March 31,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Service revenues	50,354	50,543	(189)	(0.4)%	152,213	148,298	3,915	3%
Percent of total revenues	82%	81%	2%	2%	82%	79%	3%	4%
Product revenues	10,692	12,221	(1,529)	(13)%	34,137	40,552	(6,415)	(16)%
Percent of total revenues	18%	19%	(1)%	(8)%	18%	21%	(3)%	(15)%
Total revenues	61,046	62,764	(1,718)	(3)%	186,350	188,850	(2,500)	(1)%

Services revenue decreased by 0.4% to $50,354 compared to $50,543. Product revenue decreased by 13% to $10,692 compared to $12,221. Services revenue represented 82% of total revenue this quarter, up from 81% in the same quarter of the prior year, and consistent with our strategic objective. Total revenues for the third quarter of fiscal 2024 decreased by 3% to $61,046 compared to $62,764 in the equivalent period of the prior year.

For the first three quarters of fiscal 2024, Services revenue increased $3,915 or 3% compared to the same period a year ago. Services revenue represents 82%, up 3% from the 79% for the same period a year ago. During the same period, the Company saw softer Product sales, with related revenue down $6,415 or 16%. Product revenue represented 18% of total revenues compared to 21% a year ago, as a result of our strategic direction to focus our go-to-market on Services, and the effects of the current geopolitical and global economics conditions.

Cost of revenue and gross profit

	Three month periods ended March 31,				Nine month periods ended March 31,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Cost of sales	18,046	18,340	(294)	(2)%	55,336	58,300	(2,964)	(5)%
Gross profit	43,000	44,424	(1,424)	(3)%	131,014	130,550	464	0.4%
Gross margin	70%	71%	(1)%	(1)%	70%	69%	1%	1%

The cost of sales for the third quarter of fiscal 2024 decreased by 2% to $18,046 compared to $18,340 in the equivalent period of the prior year, and decreased by 5% to $55,336 for the first three quarters of fiscal 2024 as compared to $58,300 in the equivalent period of the prior year. The period over period decrease in cost of sales was driven primarily by the associated decrease in Product revenue.

Gross profit for the third quarter of fiscal 2024 was $43,000, down 3% from the $44,424 realized in the equivalent quarter of the prior year and was $131,014 for the first three quarters of fiscal 2024, up 0.4% from the $130,550 realized in the equivalent period of the prior year.

Gross margin for the third quarter of fiscal 2024 was in line with expectations at 70% of revenue, down 1% from the 71% in the equivalent period of the prior year. Gross margin for the first three quarters of fiscal 2024 was 70% of revenue, up 1% from the 69% in the equivalent period of the prior year. Generally, Service revenues have higher margin than Product revenues.

Expenses

Costs are allocated to four categories as follow:

	Three month periods ended March 31,				Nine month periods ended March 31,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Sales and marketing	13,653	14,990	(1,337)	(9)%	44,822	46,251	(1,429)	(3)%
Research and development	10,189	9,497	692	7%	29,509	28,153	1,356	5%
General and administration	10,652	10,309	343	3%	32,978	31,901	1,077	3%
Amortization of intangible assets	8,251	8,572	(321)	(4)%	24,974	25,727	(753)	(3)%

Sales and marketing

Sales and marketing expense was $13,653 for the third quarter of fiscal 2024, down from the $14,990 incurred in the same quarter of fiscal 2023, at approximately 22% of revenue compared to 24%. For the first three quarters of fiscal 2024, it was $44,822, down from the $46,251 in the equivalent period of the prior year. The decrease was from the reorganization and merging of sales teams to better provide unified solutions, along with other cost savings initiatives undertaken by the Company in the latter part of the second quarter of fiscal 2024. As we continue to transform our go-to-market strategy, we may see corressponding increases in our sales and marketing expense in fiscal 2025.

Research and development

A portion of the Company’s R&D costs are capitalized each period and amortized on a straight-line basis over three years (see the audited consolidated financial statements and related notes for the fiscal year ended June 30, 2023, available at www.sedarplus.ca and www.sec.gov).

The research and development expenses incurred, and the development costs amortized during the third quarter of fiscal 2024 was $10,189 up from the $9,497 incurred in the same quarter of fiscal 2023, at approximately 17% of revenue compared to 15%. For the first three quarters of fiscal 2024, it was $29,509, up from the $28,153 in the equivalent period of the prior year, at approximately 16% of revenue compared to 15% a year ago. The increase was mainly due to higher amortization of development costs, resulting from the capitalization of those costs relating to new Products and Services.

For the quarter ended March 31, 2024, the Company did not have any significant projects that have not yet generated revenue, nor did it have any products or services that are not fully developed, and which are material to the Company, therefore no impairment was assessed on any projects.

General and administration

Starting in the second quarter of fiscal 2024 the Company removed amortization of intangible assets from the general and administration expense to give a more accurate view of the Company’s hard costs. For the quarter, general and administration expenses was $10,652, up slightly from the $10,309 incurred in the same quarter of fiscal 2023, at approximately 17% of revenue compared to 16%. For the first three quarters of fiscal 2024, it was $32,978, up from the $31,901 in the equivalent period of the prior year, at approximately 18% of revenue compared to 17% . This increase in the Company’s general and administration spending is primarily a result of our implementation of a new Enterprise Resource Planning ("ERP") system that will improve our business systems architecture, enabling the Company for future organic and inorganic growth.

Amortization of intangible assets

Amortization of intangible assets was $8,251 for the third quarter of fiscal 2024, down from the $8,572 incurred in the same quarter of fiscal 2023. For the first three quarters of fiscal 2024, it was $24,974, down from the $25,727 in the equivalent period of the prior year.

	Three month periods ended March 31,				Nine month periods ended March 31,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Interest expense (net)	1,718	1,666	52	3%	5,175	4,876	299	6%
Restructuring and business integration costs	—	2,188	(2,188)	(100)%	1,491	2,595	(1,104)	(43)%
Loss (gain) on change in fair value of consideration payable	—	(1,854)	1,854	(100)%	202	(3,785)	3,987	(105)%

Interest expense (net)

Net interest expense was $1,718 for the third quarter of fiscal 2024, up from the $1,666 incurred in the same quarter of fiscal 2023. For the first three quarters of fiscal 2024, it was $5,175, up from the $4,876 in the equivalent period of the prior year, reflecting the higher interest rate environment.

Restructuring and business integration costs

The restructuring cost was $nil for the third quarter of fiscal 2024, down from the $2,188 incurred in the same quarter of fiscal 2023. For the first three quarters of fiscal 2024, it was $1,491, down from the $2,595 in the equivalent period of the prior year.

Net loss

Net loss for the third quarter was $1,268 ($0.04 loss per share fully diluted), compared to a net loss of $685 ($0.02 loss per share fully diluted) for the equivalent quarter of the prior year. For the first three quarters of fiscal 2024, it was $6,951 ($0.21 loss per share fully diluted), compared to a net loss of $5,396 ($0.17 loss per share fully diluted), in the equivalent period of the prior year.

Adjusted EBITDA

The derivation of Adjusted EBITDA and the reconciliation of net loss to Adjusted EBITDA for the comparable quarter and each fiscal year is shown in the table below.

	Three month periods ended March 31,				Nine month periods ended March 31,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Net loss	(1,268)	(685)	(583)	85%	(6,951)	(5,396)	(1,555)	29%
Tax	(195)	(259)	64	(25)%	(1,186)	228	(1,414)	(620)%
Interest expense (net)	1,718	1,666	52	3%	5,175	4,876	299	6%
Share-based compensation	764	541	223	41%	2,282	2,738	(456)	(17)%
Depreciation of property and equipment	1,169	1,135	34	3%	3,292	3,634	(342)	(9)%
Depreciation of right-of-use assets	716	939	(223)	(24)%	2,206	2,917	(711)	(24)%
Amortization of intangibles	8,251	8,572	(321)	(4)%	24,974	25,727	(753)	(3)%
Restructuring and business integration costs	—	2,188	(2,188)	(100)%	1,491	2,595	(1,104)	(43)%
Loss (gain) on change in fair value of consideration payable	—	(1,854)	1,854	(100)%	202	(3,785)	3,987	(105)%
Adjusted EBITDA	11,155	12,243	(1,088)	(9)%	31,485	33,534	(2,049)	(6)%
Percentage of revenue	18%	20%	(1)%	(6)%	17%	18%	(1)%	(6)%

Adjusted EBITDA for the third quarter of fiscal 2024 was $11,155, down from $12,243 in the equivalent quarter of the prior year and $31,485 for the first three quarters of fiscal 2024, down from the $33,534 in the equivalent period of the prior year, primarily due to the federal compliance expenses and the new ERP project which were not incurred in the prior year.

QUARTERLY RESULTS OF OPERATIONS

Selected financial information over the prior eight quarters is shown in the table below.

	Fourth	First	Second	Third	Fourth	First	Second	Third
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
	2022	2023	2023	2023	2023	2024	2024	2024
Sales	$66,301	$64,051	$62,035	$62,764	$63,680	$63,028	$62,276	$61,046
Gross Profit	$44,461	$43,337	$42,789	$44,424	$42,241	$44,028	$43,986	$43,000
Operating Expenses[1]	$45,714	$44,406	$44,258	$43,368	$43,708	$45,001	$44,537	$42,745
Net loss	$(99,247)	$(1,976)	$(2,735)	$(685)	$(23,630)	$(2,444)	$(3,239)	$(1,268)
Net loss per share
Basic and diluted basis	$(2.99)	$(0.06)	$(0.08)	$(0.02)	$(0.72)	$(0.07)	$(0.10)	$(0.04)
Adjusted EBITDA	$11,129	$10,725	$10,566	$12,243	$10,860	$9,882	$10,448	$11,155

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.

Sales and Net Loss by Quarter

As expected, revenue for the quarter has declined slightly over the comparative periods as the Company’s transforms it’s go-to-market-strategy, during which time there will be a lag in revenue. The decline was also a result of the Product business which continues to decline slightly as a result of a continued hold on Capex spending by customers due to macro global economic conditions and uncertainty. However, Services revenue continues to account for the majority of our revenue at 82% of total revenue this quarter, and we are seeing continued quarter over quarter improvement of Adjusted EBITDA in fiscal 2024 due to increased operational efficiencies as evidenced by our fiscal 2024 cost savings.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2024, Sangoma had current assets of $61,599 and current liabilities of $59,303, compared with $61,896 and $63,464 at June 30, 2023, respectively. The decrease in current assets is mainly due to the collection of trade and other receivables and inventories, while the decrease in current liabilities is primarily due to the payment of accounts payable and accrued liabilities including the $2,096 full and final payment for the consideration payable.

The Company ended the third quarter with $18,389 of cash compared to $11,156 at June 30, 2023. The Company used a portion of its cash to continue servicing the debts, accounts payable and accrued liabilities.

Trade receivables of $15,446 on March 31, 2024, were lower than the $16,060 on June 30, 2023, primarily as a result of the tightening of credit policies and increased focus on collection efforts.

Inventories were $16,175 on March 31, 2024, $1,795 lower than the $17,970 at June 30, 2023 as the Company continues to focus on selling existing inventories first while managing new purchases.

The Company’s net cash flows from operating activities in the quarter were $15,506, up considerably from $7,008 in the same period last year, primarily due to fiscal 2024 cost savings initiatives and effective net working capital management. The Company generated $15,709 of Adjusted Cash Flow from operations during the third quarter of fiscal 2024, almost doubled compared to $8,859 in the same quarter last year. The reconciliation of net cash flows from operating activities to Adjusted Cash Flow for the three and nine month periods ended March 31, 2024, and 2023 are shown in the table below.

	Three month periods ended March 31,				Nine month periods ended March 31,
	2024	2023	Change	Change	2024	2023	Change	Change
	$	$	$	%	$	$	$	%
Net cash flows from operating activities	15,506	7,008	8,498	121%	32,543	15,632	16,911	108%
Less capitalization of development costs	(1,422)	(1,803)	381	(21)%	(4,819)	(5,450)	631	(12)%
Interest expense on term loans and operating facility	1,625	1,466	159	11%	4,872	4,074	798	20%
Restructuring and business integration costs	—	2,188	(2,188)	(100)%	1,491	2,595	(1,104)	(43)%
Adjusted cash flow from operations	15,709	8,859	6,850	77%	34,087	16,851	17,236	102%

There are no existing or anticipated defaults or arrears on lease payments or interest payments and Sangoma is in full compliance with all debt covenants. Management of the Company believes that the current working capital and expected funds generated from operations will be sufficient to meet the operating and planned capital expenditures of the Company for the foreseeable future.

Credit Facility

On October 18, 2019, the Company entered into a new credit agreement (the “Original Credit Agreement”) in favour of its subsidiaries, Sangoma Technologies Inc. and Sangoma US Inc. (the “Borrowers”) with inter alia The Toronto-Dominion Bank and The Bank of Montreal, as lenders (the “Lenders”). Under the terms of the Original Credit Agreement, the Lenders provided the Borrowers with a term loan facility to refinance the Company’s existing credit facilities and to fund part of the purchase of Voip Innovation Acquisition.

On March 31, 2021, the Company entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”) which amended and restated the Original Credit Agreement to allow the Company to fund part of the StarBlue Acquisition.

On March 28, 2022, the Company entered into the Second Amended and Restated Credit Agreement (the “Second Amended and Restated Credit Agreement”) which amended and restated the Amended and Restated Credit Agreement to allow the Company to fund part of the NetFortris Acquisition. The Second Amended and Restated Credit Agreement is comprised of: (i) a $6,000 revolving credit facility, (ii) a $21,750 term credit facility, which was used to partially fund the Voip Innovation Acquisition (iii) a $52,500 term credit facility, which was used to partially fund the StarBlue Acquisition, (iv) a $45,000 term credit facility, which was used to partially fund the NetFortris Acquisition (the “Term 3 Facility”), and (v) a $1,500 swingline credit facility.

On June 28, 2022, the Company entered into the first amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments and to amend the amount of the Term 3 Facility quarterly principal installments.

On October 19, 2022 and January 31, 2023 the Company drew down $3,000 and $2,300 from the revolving credit facility, respectively. As of March 31, 2024, these amounts remain outstanding.

On April 6, 2023 the Company entered into a second amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments and to amend the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000.

On April 23, 2023 the Company, as was originally intended on closing of the NetFortris acquisition, drew down $8,600 from the revolving credit facility primarily to fund the earn-out owing to the sellers pursuant to the stock purchase agreement dated March 28, 2022 (the “NetFortris Purchase Agreement”). As of March 31, 2024, this amount remains outstanding.

Under its Second Amended and Restated Credit Agreement with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization, and debt service coverage ratio. As at March 31, 2024, the Company was in compliance with all covenants related to its Credit Agreement.

CONTRACTUAL OBLIGATIONS

The following table shows the movement in contractual liabilities from July 1, 2023 to March 31, 2024:

$
Opening balance, July 1, 2022	15,067
Revenue deferred during the period	23,839
Deferred revenue recognized as revenue during the period	(24,355)
Ending balance, June 30, 2023	14,551
Revenue deferred during the period	28,890
Deferred revenue recognized as revenue during the period	(30,640)
Ending balance, March 31, 2024	12,801

Contract liabilities - Current	9,630
Contract liabilities - Non-current	3,171
12,801

Commitments

The table below outlines our contractual commitments as of March 31, 2024:

	within 12 months	12-24 months	24-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	21,722	—	—	—	21,722
Sales tax payable	6,855	—	—	—	6,855
Operating facility and loans	17,700	23,500	20,600	25,750	87,550
Lease obligations on right of use assets	3,135	2,390	1,713	5,973	13,211
Other non-current liabilities	—	—	—	1,489	1,489
	49,412	25,890	22,313	33,212	130,827

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Sangoma.

RELATED PARTY TRANSACTIONS

Except as disclosed in the notes to the consolidated financial statements, the Company is not party to any material transactions with related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. All significant estimates and critical judgments, estimates, and assumptions are described in Note 3 of the Company’s Financial Statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of the cash and cash equivalents, trade and other receivables, contract assets, other current assets, accounts payable and accrued liabilities, approximate their carrying values due to the relatively short-term nature of these financial instruments or as these financial instruments are fair valued at each reporting period. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate. Derivative assets and liabilities and consideration payable are recorded at fair value. Further details relating to our financial instruments, the risks associated with the financial instruments and how we manage those risks, are described in Note 4 of the Company’s Financial Statements.

OUTSTANDING SHARE INFORMATION

We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 33,332,867 common shares, 478,603 stock options and 1,271,335 share units are issued and outstanding.

GUIDANCE

The Company is providing guidance for the fiscal 2024. The Company expects revenue in the range of $246.5 million to $248.5 million and Adjusted EBITDA from $41.5 million to $43.5 million.

Our guidance is based on the Company’s assessment of many material assumptions, including:

•The Company’s ability to manage current supply chain constraints, including our ability to secure electronic components and parts, manufacturers being able to deliver ongoing quantities of finished products on schedule, no further material increases in cost for electronic components, and no significant delay or material increases in cost for shipping
•The successful transformation of the Company’s go-to-market strategy
•The revenue trends the Company experienced in fiscal 2024 to-date, the trends we expect going forward in fiscal 2024, the impact of our transformation of our go-to-market strategy and the impact of growing economic headwinds globally

•The continuing effects of recent macro factors such as inflation, interest rates, recessions, invasions or declarations of war
•There being continuing growth in the global UCaaS and cloud communications markets more generally
•There being continuing demand and subscriber growth for our Services and continuing demand as anticipated for our Products
•The impact of changes in global exchange rates on the demand for the Company’s Products and Services
•The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services
•The Company’s forecasted revenue from its internal sales teams and via channel partners will meet current expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no further material increase to the Company’s manufacturing, labour or shipping costs
•That the Company is able to attract and retain the employees needed to maintain the current momentum

CONTROLS AND PROCEDURES

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining (i) disclosure controls and procedures, and (ii) adequate internal control over financial reporting (“ICFR”) (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the company to ensure that (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer and oversight of the Board of Directors evaluated the effectiveness of our ICFR as of March 31, 2024 against the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the evaluation, management has concluded that the Company’s disclosure controls and procedures were effective.

The Company identified a significant deficiency in its annual management discussion & analysis dated September 27, 2023 (the “2023 Annual MD&A”), which continues to exist as of March 31, 2024 and which the Company is addressing through the implementation of mitigation processes set out in the 2023 Annual MD&A.

GLOSSARY OF TERMS

Analog

Analog telephony is the telephone system that dates back to the original experiments by Alexander Graham Bell. The voice signal is picked up by a microphone and transmitted to the central office. Voice signals from the central office consist of voltages that drive a headset to produce sound. Analog means that the voice pressure signals are represented by voltages levels on the line.

API
Application Program Interface: An API is a purpose-built interface that allows fourth party software to interact with a particular application. A typical API is the user interface for Windows that allows programmers to write programs for Windows that use all its built-in utilities. APIs do not depend on revealing source code, in general. They are usually well documented and include sample programs that make development easy.

Codec
In the telephony context a codec is a mechanism of digitally encoding voice. On the PSTN a voice channel takes up 64kbps in a codec standard called G.711. Cell phones use a codec called GSM that compresses the voice further so that a GSM call consumes about 24kbps. Other compressed codecs are used in VoIP to conserve bandwidth. These include standards such as G.729, G.723. Most audio codecs are lossy, in that some of the voice quality is degraded by the compression. On the other hand, as bandwidth becomes cheaper, VoIP allows one to use other codecs that in fact use more bandwidth than the PSTN, the so-called broadband codecs that have DVD-like voice quality.

Digital telephony
In the modern PSTN only the “last mile” line to the customer is still analog, all other internal parts of the network are digital. Digital in this case means that at the central office the analog signal from the subscriber’s telephone is sampled digitally, converting the line voltages to a series of numbers that can be easily transmitted error free over long distances. See T1, E1 below.

DID
Direct Inward Dialing (“DID”) is a virtual phone number that uses the existing phone lines to route incoming calls. Callers can connect to a phone extension directly without an operator. This offers convenience for both employees and callers alike. DID offers a cost saving on its own and is less expensive when purchased with a SIP trunk.

Gateway
In the telephony context this is typically a separate unit with its own case and power supply that provides VoIP-to-PSTN services for a VoIP network. Almost all gateway devices use SIP interfaces to the VoIP system over Ethernet and have analog or digital telephony interfaces that connect to the PSTN. VoIP gateways are available from many manufacturers including Audiocodes, Cisco, Grandstream, Patton Electronics and many others.

ISDN
Integrated Services Digital Network (“ISDN”) is a set of communications standards for simultaneous digital transmission of voice, video, data, and other network services over the traditional circuits of the public switched telephone network. Of the many variations of ISDN, Sangoma supports BRI (Basic Rate Interface) which is essentially an all-digital replacement for ordinary analog lines and PRI (Primary Rate Interface) which is used over T1 and E1 lines. BRI is very popular outside of North America. PRI is used worldwide.

IoT
Internet of Things (“IoT”) refers to a system of interrelated, internet-connected objects that are able to collect and transfer data over a wireless network without human intervention.

IP
The Internet Protocol (“IP”) is the primary protocol in the internet layer of the Internet protocol suite, and delivers data packets from the source host to the destination host solely based on the IP address.

ISP
Internet Service Provider

ITSP
Internet Telephony Service Provider who offer telecommunications service including voice over internet type connections.

IVR

Interactive Voice Response: IVR systems use the phone to navigate a menu, for example those used by banks to allow access to customer’s account information. IVR systems have typically been driven by dial tones as the buttons on your phone are pressed, but increasingly they are using voice recognition for navigation.

Open Source
Open Source software is distributed free subject to certain conditions. Open Source licenses usually stipulate that source code must always be distributed or made available, and any improvements in the code have to be donated back to the community. It is possible to have dual licensing: Open Source to the community and also a closed, commercial license of the same or similar software.

NetBorder
This is the trade name of a Sangoma SIP to PSTN gateway product. It includes several other functions in addition to the PSTN gateway function. The mass marketed version is known as NetBorder Express or NBE.

PBX
Private branch exchange. A PBX is a premised basis device to deliver calls from the PSTN or VOIP network to phones in a single or multiple locations.

PSTN
Public Switched Telephone Network: This is the standard telephone network that has been in operation for many decades. A telephone or FAX or PBX or other telephony device is generally connected to an analog line at a wall plug, which is connected by “last mile” cabling to the central office. The analog signal from the device is converted to a digital signal at the Telco central office and is multiplexed, 24 simultaneous voice channels per line (in North America) onto a T1 for onward transmission. At the other end of the line the digital channel is reconverted to analog for transmission over the “last mile” to the receiving phone or other device.

SBC
A Session Border Controller (“SBC”) is a device deployed in Voice over Internet Protocol (“VoIP”) networks to exert control over the signaling and usually also the media streams involved in setting up, conducting, and tearing down telephone calls or other interactive media communications. SBCs are deployed as demarcation points between enterprises and service providers and between service provider networks.

SD-WAN
A Software-defined Wide Area Network (“SD-WAN”) uses software to control and manage connectivity across a customers wide area network. While traditional wide area networks rely on physical routers to connect remote users, this centralized software solution can help customers monitor their performance of the network and manage traffic.

Signalling
Call setup and tear down is remarkably complicated, involving such things as responding to the different tones as well as generating them, caller identification and handling the different features like hook-flash and voicemail properly. There are different signalling mechanisms for different types of circuits. Analog circuits use tones such as out-of-order, busy, ringing as well as the dialling tones. T1 lines often use a data protocol called ISDN PRI, where packets of control data are exchanged on a separate data channel. ISDN PRI is a simplification of the general signalling protocol used internally by the telecommunications networks known as SS7. In all cases signalling has to be exactly compatible with what the Telco expects, so interoperability and standards are important.

SIP
Session Initiation Protocol: SIP is the emerging standard signalling protocol for VoIP, though it has much broader applications. SIP is responsible for setting up and teardown of two party and multiparty calls, as well as a host of management features. To a great and increasing extent, VoIP calls are SIP based. The term SIP Trunk is used to describe the provision of a SIP line to an end customer.

T1, E1
A T1 line is a circuit that carries 24 digital telephone calls simultaneously. At higher densities, 28 T1s are aggregated into a T3 line carrying 672 calls. Larger offices can also connect to the central office via T1 directly, so as to have only one circuit for up to 24 calls. T1 is standard in North America and Japan while E1 is the standard in the rest of the world. E1 carries 30 channels of digitized voice per line.

TDM
Time Division Multiplexing (“TDM”) is used in circuit switched networks to increase the number of calls carried simultaneously on any one circuit and formed the basis for the digital telephony networks.
Unified Communications
Unified communications is a concept in which voice, email, messaging, video and any other type of communication are all considered forms of data that can be combined, manipulated and used in intelligent applications in a seamless way.

VoIP
Voice over IP: The transfer of voice traffic over the Internet Protocol. IP is used universally for all networking including local area networks and private networks, not just the Internet. VoIP is not necessarily voice over the Internet, but voice over general data networks.